05039419

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH. 153 SECTION

SEC FILE NUMBER
8-65672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Independent Research Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack (212) 668-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Russell Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Research Group LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Christine Cooper

Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Independent Research Group LLC

Year ended December 31, 2004
with Report of Independent Auditors

Independent Research Group LLC

Statement of Financial Condition

December 31, 2004

Contents

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

Eisner

INDEPENDENT AUDITORS' REPORT

The Member
Independent Research Group LLC

We have audited the accompanying statement of financial condition of Independent Research Group LLC (the "Company"), a wholly owned subsidiary of TheStreet.com, Inc., as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Independent Research Group LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 24, 2005

Independent Research Group LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 2,856,523
Accounts receivable	4,607
Receivables from brokers and dealers	260,280
Prepaid expenses	191,790
Property and equipment, net	371,468
Restricted cash	405,000
Other assets	3,000
Total assets	$ 4,092,668
Liabilities and owner's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,500,627
Due to Parent	226,687
Deferred rent	125,111
Total liabilities	1,852,425
Owner's equity:	
Membership interest	11,600,000
Accumulated deficit	(9,359,757)
Total owner's equity	2,240,243
Total liabilities and owner's equity	$ 4,092,668

See accompanying notes to statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Independent Research Group LLC (the "Company"), of which TheStreet.com, Inc ("Parent") is the sole member, is a registered broker-dealer under the Securities and Exchange Act of 1934. Independent Research Group LLC was organized as a Delaware limited liability company on October 31, 2002, and was admitted to the National Association of Securities Dealers Inc. ("NASD") as a member on April 22, 2003. Its duration is perpetual unless terminated in accordance with the Delaware Limited Liability Company Act. The Company provides proprietary equity research, brokerage, and other related services to institutional clients, and equity trading execution operations on behalf of its clients and receives commission revenue for such services. Securities transactions introduced (or executed) by the Company are cleared on a fully disclosed basis in accordance with clearing agreements with two registered broker-dealers.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, including disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds held at a major financial institution. The Company maintains balances at such institution in excess of the guaranteed FDIC insurance limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk related to the cash in such accounts.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets (three years for computer equipment and five years for furniture and fixtures). Leasehold improvements are amortized using the straight-line method over the shorter of the respective lease term or the estimated useful life of the asset.

Receivables from Brokers and Dealers

Receivables from brokers and dealers represent amounts due from clearing brokers for commissions and cash balances currently being held by clearing brokers.

Income Taxes

The Company is a disregarded entity for income tax purposes. The Company's income or loss is combined with the income or loss of the Parent. The Parent corporation records all taxes in its financial statements. Accordingly, no provision or benefit for income taxes is recognized in the accompanying financial statement.

2. Related Party Transactions

The Parent provides certain operational support to the Company pursuant to a services agreement amended and restated as of June 1, 2003. For the year ended December 31, 2004, these services included administrative, financial, legal, technology and facilities related charges. Expenses related to these services were allocated to the Company on a headcount basis. These charges amounted to $2,304,656 for the year ended December 31, 2004, which includes primarily $1,391,092 of compensation and benefits and $124,069 of occupancy costs. During the year ended December 31, 2004, the Company reimbursed the Parent $2,232,425. As of December 31, 2004, the Company owed the Parent $189,752 under this services agreement. Amounts due to Parent are interest free.

Pursuant to a master license agreement dated June 1, 2003, the Company licenses subscriptions to certain of the Parent's subscription-based products, which the Company then offers to its clients. The Company pays the Parent a license fee calculated at rates consistent with pricing arrangements for bulk product subscription sales to other third parties. For the year ended December 31, 2004, the license fee totaled $215,547, which is included in data expense. As of December 31, 2004, the Company owed the Parent $7,054 under this license agreement.

In addition to the previously mentioned amounts owed due to the services and licensing agreements, as of December 31, 2004 the Company owed the Parent $29,881 for invoices paid by the Parent on behalf of the Company.

The Company is dependent on its Parent to provide the Company with sufficient capital to ensure its compliance with all regulatory capital requirements and third party obligations. The Parent has agreed to provide this capital.

3. Net Capital Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, in an amount equal to 6 2/3% of its aggregate indebtedness, or $100,000, whichever is greater. As of December 31, 2004, the Company had net capital of $1,259,378, which exceeded this minimum net capital requirement by $1,135,883. The Company's aggregate indebtedness to net capital ratio was 1.47 to one.

In addition, under a clearing agreement, the Company is required to maintain certain minimum levels of net capital. At December 31, 2004, the Company was in compliance with such requirement.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

4. Off Balance Sheet Risk

The Company has agreed to indemnify its clearing brokers for losses that such brokers may sustain from customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified under agreements with the clearing brokers for these customer accounts.

5. Property and Equipment

Property and equipment consists of the following:

Computer equipment	$137,971
Furniture and fixtures	156,011
Leasehold improvements	98,541
	392,523
Less accumulated depreciation and amortization	21,055
Property and equipment, net	$371,468

6. Commitments and Contingency

The Company is committed under a non-cancelable operating lease for office space. The lease is subject to rent reviews and requires payment of expenses under escalation clauses. Additionally, the Company has employment agreements with six of its employees, whose future minimum payments are dependent on the future fulfillment of their services thereunder. Total future minimum cash payments are as follows:

	Payments Due by Year						
	Total	2005	2006	2007	2008	2009	After 2009
Operating lease	$4,670,721	$286,424	$424,094	$431,516	$439,067	$446,751	$2,642,869
Employment agreements	1,470,000	660,000	710,000	100,000	-	-	-
Total contractual obligations	$6,140,721	$946,424	$1,134,094	$531,516	$439,067	$446,751	$2,642,869

In connection with the Company's office lease, the Company issued to its landlord a letter of credit in the amount of $383,716 in lieu of providing a cash security deposit. The letter of credit is secured by a $405,000 certificate of deposit which is classified as restricted cash on the accompanying Statement of Financial Condition. Of this total, the Company anticipates that approximately $70,000 will become unrestricted in each of March 2009 and 2010. The remaining $265,000 of restricted cash will become unrestricted on March 31, 2015.

7. Benefits

The Company's employees participate in the Parent's non-contributory savings plan with a salary reduction arrangement in accordance with Section 401(k) of the Internal Revenue Code. The 401(k) plan covers all eligible employees and is funded solely by employee contributions. The Company's employees also participate in the Parent's 1998 Stock Incentive Plan. Options granted to the Company's employees during the year ended December 31, 2004 were issued at or above the fair market value of the Parent's common stock price at the date of the grant. In accordance with APB Opinion No. 25 *Accounting for Stock Issued to Employees* no compensation expense was recognized. Granted options generally vest over a three year period and have terms not to exceed five years.

A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price
Options outstanding, January 1, 2004	260,000	3.39
Options granted	315,000	4.17
Options exercised	(6,666)	3.02
Options cancelled	(43,667)	4.45
Options outstanding, December 31, 2004	524,667	3.78

Options exercisable as of December 31, 2004 were 114,990 at a weighted average exercise price of $3.17.

The following table summarizes information about options outstanding at December 31, 2004:

Range of Exercise Price	Options Outstanding	Options Outstanding Weighted Average Remaining Contractual Life	Options Outstanding Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
$2.85 - $4.21	439,667	3.58	$3.57	103,324	$2.97
$4.64 - $5.24	85,000	3.88	$4.84	11,666	$4.93
	524,667		$3.78	114,990	

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("FASB No. 148"), and elected to continue to account for stock options granted to employees and directors based on the accounting set forth in Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Stock options granted during the year ended December 31, 2004 were exercisable at prices equal to the fair market value of the Company's common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted.

For the year ended December 31, 2004, the weighted average fair market value of options granted was $2.25. The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected option lives	4 years
Risk-free interest rates	2.78%
Expected volatility	68.75%
Dividend yield	0%

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment: An Amendment of FASB Statements 123 and 95." This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of this statement on its financial statements.